Via Facsimile and U.S. Mail
Mail Stop 4720

March 15, 2010

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
       Form 8-K filed December 31, 2009
       File No. 1-8787

Dear Mr. Benmosche:

       We have completed our review of your Form 8-K filed December 31, 2009 and
have no further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Kathleen E. Shannon
       Senior Vice President, Secretary & Deputy General Counsel